UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On February 12, 2020, TOP Ships Inc. (the "Company") entered into an Equity Distribution Agreement (the "Agreement") with Maxim Group LLC ("Maxim"), as sales agent, under which the Company may offer and sell, from time to time through Maxim, up to US$5,000,000 of its common shares, par value $0.01 per share.
Attached hereto as Exhibit 1.1 is a copy of the Equity Distribution Agreement, dated February 12, 2020, by and between the Company and Maxim.
Attached hereto as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the common shares.
Recent Developments of the Company
The Company entered into sale and leaseback agreements with Oriental Fleet International Company Limited, a non-affiliated party, for M/T Stenaweco Excellence on July 15, 2019, and for both M/T Stenaweco Energy and M/T Stenaweco Evolution on August 30, 2019. The sale of the M/T Stenaweco Excellence was completed on July 15, 2019 and the sales of the M/T Stenaweco Energy and M/T Stenaweco Evolution were completed on November 20, 2019. Prior to the aforementioned sale and lease backs, on November 20, 2019, the Company exercised the purchase options on the operating leases of the M/T Stenaweco Energy and M/T Stenaweco Evolution for a total of $47.9 million. Following completion of the sales, the Company bareboat chartered back the three vessels for periods of ten years at bareboat hire rates comprising of financing principal based on straight-line amortization with a balloon payment at the end of the bareboat charter term plus interest based on the three months Libor rate plus 3.90% per day. As part of this transaction, the Company has continuous options, commencing after the third year, to buy back the vessels at purchase prices stipulated in the bareboat agreements depending on when the option is exercised and at the end of the ten -year period the Company has an obligation to purchase the vessels. The gross proceeds from the sale of the M/T Stenaweco Excellence was $25.6 million and the total gross proceeds for the M/T Stenaweco Energy and M/T Stenaweco Evolution was $45.8 million.
The abovementioned sale and leaseback transactions contain customary covenants and event of default clauses, including cross-default provisions, restrictive covenants and performance requirements. The sale and leaseback agreements with Oriental Fleet International Company Limited will be accounted as financing transactions, since control will remain with us and the vessels will continue to be recorded as assets on the Company's balance sheet. In addition, the Company has the obligation to repurchase the vessels.
On August 22, 2019, the Company effected a 1-for-20 reverse stock split of our common shares. There was no change in the number of its authorized common shares.
On September 9, 2019, Nasdaq notified the Company that it has regained compliance with the minimum bid price requirement for the Nasdaq Capital Market.
On September 13, 2019, the Company closed an underwritten public offering of an aggregate of 1,580,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof, the Pre-Funded Warrants), warrants, or the Traditional Warrants, to purchase up to 1,790,000 of its common shares and an overallotment option of up to 237,000 common shares, or the September 2019 Transaction. This resulted in gross proceeds of $10,480,060 before deducting underwriting discounts, commissions and other offering expenses. The gross proceeds include the partial exercise of 85,000 common shares of the underwriter's over-allotment option granted in connection with the offering. From September 13 to December 31, 2019, 1,245,089 common shares were issued pursuant to the cashless exercise of 1,778,700 Traditional Warrants. The Traditional Warrants expired on December 31, 2019.
On October 14, 2019, the Company entered into a deed of Amendment for the AT Bank Bridge Facility Note dated March 22, 2019 in the amount of $10.5 million, or the AT Note, which among other things, extended the maturity date of the AT Note for one year to March 31, 2021.
On November 6, 2019, the Company entered into a placement agent agreement with Maxim Group LLC relating to the sale of our securities, or the Placement Agent Agreement.  In addition to the Placement Agent Agreement, the Company entered into the Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of an aggregate of 4,200,000 of our common shares at a public offering price of $2.00 per share, registered on our Registration Statement on Form F-3 (333-215577), or the Registered Offering.  Concurrently with the Registered Offering and pursuant to the Securities Purchase Agreement, the Company also commenced a private placement whereby it issued and sold Class A warrants to purchase up to 4,200,000 of its common shares and Class B warrants to purchase up to 4,200,000 of its common shares that were attached to the 4,200,000 common shares sold.

On December 18, 2019, the Company acquired interests in two companies that each is the sole purchaser in a new building contract.  The Company purchased 100% of the issued and outstanding shares of Santa Catalina Inc., a Marshall Islands company that had entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical tanker named Eco Los Angeles under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea that was delivered on February 10, 2020. The Company acquired the shares from an entity affiliated with its Chief Executive Officer for an aggregate purchase price of $7.2 million. The Company also purchased 100% of the issued and outstanding shares of Santa Monica Inc., a Marshall Islands company that has entered into a new building contract for a high specification scrubber-equipped, 50,000 dwt MR product/chemical tanker to be named Eco City of Angels currently under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery sometime during February 2020.  The Company acquired the shares from an entity affiliated with its Chief Executive Officer for an aggregate purchase price of $7.2 million.  Following their delivery, the vessels will commence a time charter with Trafigura for a firm duration of three years, with charterer's option to extend for two additional years.
On December 26, 2019, the Company received a written notification from Nasdaq indicating that because the closing bid price of its common shares for the last 30 consecutive business days was below $1.00 per share, it no longer met the minimum bid price requirement under Nasdaq rules. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until June 23, 2020. The Company intends to monitor the closing bid price of its common shares between now and June 23, 2020 and is considering its options, including a reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.  The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.
From July 25, 2019 to January 30, 2020, the Company redeemed 21,825 of Series E Preferred Shares for $25.1 million from Family Trading Inc., a company related to Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director, or Family Trading.  As of February 12, 2020, there were 6,333 shares of Series E Convertible Preferred Stock outstanding.
On January 3, 2020, the Company announced that it agreed to sell two MR1 Product Tankers, the M/T Eco Fleet and the M/T Eco Revolution (each weighing 39,000 tons) to unaffiliated third parties.  On January 14, 2020, the M/T Eco Revolution was delivered to the buyer and the Company received gross proceeds of $23.0 million, part of which were used to prepay in full the outstanding amount of $15.1 million under tranche A of its loan facility with ABN AMRO, or the ABN Facility.  On January 21, 2020, the M/T Eco Fleet was delivered to the buyer and it received $21.0 million, part of which were used to prepay in full the outstanding amount of $14.4 million under tranche B of the ABN Facility, resulting in the full prepayment of the ABN Facility.  On January 21, 2020, the sales of the M/T Eco Revolution and the M/T Eco Fleet are estimated to result in impairment charges amounting to about $5.5 million and $6.8 million, respectively, that will affect the year ended 2019 financial results and is estimated to result in losses per share of $4.20.
Between January 22 and February 5, 2020, 3,350,000 Class A Warrants were exercised on a cashless basis into 1,340,000 of our common shares.
On February 6, 2020, the Company announced that it agreed to sell two MR2 Product Tankers, the M/T Stenaweco Elegance and the M/T Eco Palm Desert (each weighing 50,000 tons) to unaffiliated third parties.  Depending on when the closing of the sales take place, it expects the gain from the sale of these vessels to range from $4.0 million to $6.0 million and the cash release to the Company after debt repayment and fees directly relating to the sale and loan prepayments to range from $9.5 million to $11.5 million (including the release of restricted cash relating to loan covenants).
On February 10, 2020, the Company announced that it took delivery of the 50,000 dwt scrubber fitted newbuilding product/chemical tanker M/T Eco Los Angeles, constructed at the Hyundai Mipo shipyard in South Korea.
The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the U.S. Securities and Exchange Commission and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 12, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer